Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollar Amounts in Thousands)

	For the years ended December 31,
	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense	$11,871	21,111	$9,772	$6,094	$9,108
Capitalized interest	19,857	10,459	4,295	4,410	2,109

Total fixed charges	31,728	31,570	14,067	10,504	11,217
Preferred stock dividends	7,294	9,756	12,731	7,977	—

Total combined fixed charges and preferred stock dividends	39,022	41,326	26,798	18,481	11,217
Earnings:
Pre-tax income (loss)	$(91,827)	(201,665)	$60,900	$7,391	$4,744
Distributed income from Medusa Spar LLC	—	—	—	813	1,735
Fixed Charges	31,728	31,570	14,067	10,504	11,217
Less:
Capitalized interest	(19,857)	(10,459)	(4,295)	(4,410)	(2,109)

Total	$(79,956)	(180,554)	$70,672	$14,298	$15,587
Ratio of earnings to fixed charges	(b )	(a )	5.02	1.36	1.39
Ratio of earnings to combined fixed charges and preferred stock dividends	(b )	(a )	2.64	0.77	1.39

(a)	For the year ended December 31, 2015, the Company recorded a $208.4 million ceiling test write-down of oil and gas properties. As a result, earnings in 2015 were insufficient by $212.1 million to cover fixed charges, and by $221.9 million to cover fixed charges plus preferred stock dividends.
(b)	For the year ended December 31, 2016, the Company recorded a $95.8 million ceiling test write-down of oil and gas properties. As a result, earnings in 2016 were insufficient by $111.7 million to cover fixed charges, and by $119.0 million to cover fixed charges plus preferred stock dividends.
(c)	The Series A Preferred Stock dividend requirement was “grossed up” by the effective rate to reflect the amount of pre-tax income required.